EXHIBIT 12.2

DELPHI CORPORATION

COMPUTATIONS OF RATIO OF COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS TO EARNINGS

	NINE
	MONTHS
	ENDED	YEAR ENDED DECEMBER 31,
	SEPTEMBER 30,
	2003	2002	2001	2000	1999	1998

	(DOLLARS IN MILLIONS)
Income (loss) before taxes	$(254)	$531	$(528)	$1,667	$1,721	$(266)
Earnings of non-consolidated affiliates	(50)	(64)	(54)	(87)	(44)	(55)
Cash dividends received from non-consolidated affiliates	21	28	21	13	21	1
Portion of rentals deemed to be interest	44	57	54	47	44	37
Interest and related charges on debt	135	191	222	183	132	277

Earnings available for fixed charges and preferred dividends	$(104)	$743	$(285)	$1,823	$1,874	$(6)

Fixed charges:
Portion of rentals deemed to be interest	$44	$57	$54	$47	$44	$37
Interest and related charges on debt	135	191	222	183	132	277

Total fixed charges	$179	$248	$276	$230	$176	$314

Preferred Dividends:
Preferred dividend	$—	$—	$—	$—	$—	$—
Divided by 1 minus the effective tax rate	54%	65%	70%	64%	63%	35%
Preferred dividend requirement	$—	$—	$—	$—	$—	$—
Total fixed charges and preferred dividends	$179	$248	$276	$230	$176	$314

Ratio of earnings to combined fixed charges and preferred dividends	N/A	3.0	N/A	7.9	10.6	N/A

     Fixed charges and preferred dividends exceeded earnings by $283 million for the nine months ended September 30, 2003 and $561 million and $320 million for the years ended December 31, 2001 and 1998, respectively, resulting in a ratio of less than one.